SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Gilat Satellite Networks Ltd.
 (Name of Registrant)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This report on Form 6-K is incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

Gilat Satellite Networks Ltd.

EXPLANATORY NOTE

On November 29, 2010, Gilat Satellite Networks Ltd., or the Company, completed the acquisition of Wavestream Corporation, a leading provider of high power solid state amplifiers. The purchase price was approximately $135 million, out of which, an amount of $2.5 million represents the fair value of the potential contingent consideration according to the Company's management estimation which was accrued in the Company’s financial statements. The contingent consideration may earn out up to $6.8 million and is based on revenues target of Wavestream in 2011. This transaction was designed to augment the Company’s profile in military and other government markets, particularly in the United States.

The following exhibits are attached:

99.1	Audited financial statements of Wavestream Corporation for the three years ended December 31, 2009.

99.2
Unaudited pro forma combined condensed financial statements for Gilat Satellite Networks Ltd., after giving effect to the acquisition of certain assets of Wavestream Corporation and adjustments described in such pro forma combined condensed financial statements, for the year ended December 31, 2009 and as of December 31, 2009.

99.3	Consent of MOSS ADAMS LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Date:  March 31, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Audited financial statements of Wavestream Corporation for the three years ended December 31, 2009.

99.2
Unaudited pro forma combined condensed financial statements for Gilat Satellite Networks Ltd, after giving effect to the acquisition of certain assets of Wavestream Corporation and adjustments described in such pro forma combined condensed financial statements, for the year ended December 31, 2009 and as of December 31, 2009.

99.3	Consent of MOSS ADAMS LLP.